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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 4* TO

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              YURIE SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                              YURIE SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                   98871Q102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            JOHN J. MCDONNELL, ESQ.
                         SECRETARY AND GENERAL COUNSEL
                              YURIE SYSTEMS, INC.
                            8301 PROFESSIONAL PLACE
                               LANDOVER, MD 20785
                                 (301) 352-4600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   Copies to:
                         RICHARD A. STEINWURTZEL, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                    1001 PENNSYLVANIA AVE., N.W., SUITE 800
                          WASHINGTON, D.C. 20004-2505
                                 (202) 639-7000


           *Constituting the final amendment to this Schedule 14D-9

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     This Amendment No. 4 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated April 30, 1998, as amended (the "Schedule 14D-9") with respect to the tender offer by Lucent Technologies Inc., a Delaware corporation ("Parent"), and Reindeer Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), to acquire all of the outstanding common stock, $.01 par value per share (the "Shares"), of Yurie Systems, Inc. (the "Company") at a price of $35.00 per Share, upon the terms and conditions set forth in the Offer to Purchase, dated April 30, 1998, and the related letter of transmittal. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby amended to add the following paragraph:

     The Offer expired at 12:00 Midnight, New York City time, on May 28, 1998. At the completion of the Offer, a total of 28,598,028 Shares were tendered pursuant to the Offer, representing approximately 100% of the Shares of the Company. The Purchaser accepted for payment all Shares validly tendered and not withdrawn in the Offer. A copy of the press release issued by Parent on May 29, 1998 is attached hereto as Exhibit (c)(12) and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The response to Item 9 is hereby amended and supplemented to add the following:

     Exhibit (c)(12) ....... Press Release, dated May 29, 1998.


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                                 EXHIBIT INDEX



(c)(12)   Press Release, dated May 29, 1998.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          YURIE SYSTEMS, INC.


                                          By:

                                            /s/Harry J. Carr
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                                            Harry J. Carr
                                            President and Chief Operating
                                              Officer


Dated: May 29, 1998